DAVID M. LOEV
                                 Attorney at Law
                               2777 Allen Parkway
                                   Suite 1000
                              Houston, Texas 77019
                             (713) 524-4110 - phone
                              (713) 524-4122 - fax
                               dloev@sbcglobal.net

September 22, 2004

Mr. Alex Shukhman
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:     Siberian Energy Group, Inc. File No. 333-118902

Dear Mr. Shukhman:

On September 10, 2004, Siberian Energy Group, Inc. filed a Form SB-2 registration statement. Siberian Energy Group, Inc., the registrant hereby amends its registration statement, File No. 333-118902, on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



Very truly yours,


/s/ David Loev

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